
Audio Beeps
Visual Display
10 ft
10 ft
10 ft
10 ft

FenSens, Inc.

A wireless, pain-free parking sensor (and mobile app) to help you avoid accidents by detecting and alerting you of objects in your blind spot. Edit Profile

$500	$2,000,000	Crowd Note
Minimum	Valuation cap	Security Type

FenSens, Inc. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile and accompanying offering materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's profile. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

US Vehicle Accessories Sales

$40B

% Of Cars Lacking Rear Obstacle Sensors/Cameras

80%

- Generated $185K+ in revenue from indiegogo over first six months of operations
- Winner of Startup Weekend; graduated from Wearable IoT World Accelerator in San Francisco
- Four patents pending; three additional patents to be filed
- Advisors include the COO of one of the world's largest IOT accelerators
- Received $75K grant from Arrow Electronics, LOI from RearviewSafety.com, and interest from retailers including Best Buy and As Seen On TV

- Round Size: US $350,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $2,000,000
- Target Minimum Raise Amount: US $100,000
- Offering Type: Side by Side Offering

We believe in making new car technology that is simple, smart, and easy-to-install on any vehicle. We aim to put affordable new software-enhanced car tech on any vehicle and eventually pave the way for cars to convert to autonomous driving.

FenSens

SHARE

The Mission & Vision

Our goal is to make state-of-the-art car technology affordable and easy-to-install for Americans currently missing out on great new car technology due to the cost or complexity of installation. The average American struggles to afford new cars and existing smart car solutions for old vehicles are often prohibitively expensive and complex to install. We want to change that through IoT-enabled smart devices that don't require the "car guy" for installation.

The Problem

From our experience, new car technology can be prohibitively expensive and difficult to install for the average consumer. Most require a "car guy" to install it for you. FenSens is taking this technology to the mass market by making it wireless, require near zero installation, and by using smartphones instead of LCD monitors. This will not only bring down the cost but also make it affordable for people - people who don't want to spend 10% to 20% of their vehicle value on one feature, which is what many current solutions require. For instance, 80% of vehicles still lack rear obstacle sensors or backup cameras while many consumers are interested in the technology. This is due to affordability and the lack of easy install.

The Solution

We have created a smart wireless parking sensor that enables instant hands-free alerts right on the driver's phone. An accelerometer detects when the car is backing up and launches an app on the driver's phone that provides audio, visual, and vibration alerts for objects in the car's blind spots.

It installs in less than five minutes with only four screws and no wiring - just like any license plate frame. We have several layers of security to prevent theft. The wireless device is powered by Bluetooth technology. It's affordable, reusable, and doesn't require professional help to install.

We are currently developing a suite of interconnected smart devices for the car and already have three more products in the pipeline with technical feasibility studies and 3D renderings being completed. By using IoT technology we are able to make many of the outdated technologies in a $40B automotive aftermarket more affordable, easy-to-install, and easy-to-use. Furthermore, we are able to tap into an unprecedented amount of big data analytics including safe driving habits, vehicle health metrics, trip details, and more.

Our future business model includes a premium subscription service where customers can call for roadside assistance, launching more car devices, tracking missing or stolen vehicles, and more. Additionally, discussions with several high profile technology and automotive manufacturers are leading us towards unique partnership and acquisition opportunities similar to the strategy executed by Dropcam.

Pitch Deck

Highlights

Product & Service

Q&A with Founder

Investor Perks

Market Landscape

Data Room

✉ SeedInvest

Overview

Team Story

Term Sheet

Financial Discussion

FenSens

New Car Technology For Any Car

DOWNLOAD

‹   ›

Product & Service

Our flagship product is the patent-pending FenSens, which makes parking easier and safer. It allows you to SEE (visual display), HEAR (beeps), and FEEL (vibration) nearby objects in your blind spots from the convenience of your mobile phone (hands-free). A smart license plate frame is installed in five minutes or less with four security screws to prevent theft and no wiring required. Ultrasonic distance sensors are used to detect objects in front or behind the vehicle. Bluetooth is then used to transmit the alerts instantly to the driver's iOS or Android-enabled smartphone device.

The app launches automatically and the device itself has a battery life of five months using universal AA batteries. This approach makes the technology not only affordable but also easy-to-install without any professional help and therefore more accessible to the masses.

We believe the competitor solutions cost way more than FenSens when installation is included. From our experience, every competitor outside of Pearl Automotive (which costs way more than FenSens), typically requires an expensive professional to help wire in the device or sensors and requires additional hardware such as an LCD monitor.

We have four patents pending and three more on the way for new automotive IoT technologies that we would like to deliver to the market next year. One product is a smart app-enabled anti-theft device that will compete against Lo-Jack at a much lower price point; a camera version; and a SaaS button platform for the car similar to Amazon Dash where users can tap for roadside assistance, launch connected car devices, make purchases (like Amazon Dash), and access other services accessible through a subscription plan.

Gallery





















Media Mentions

Highlights
Product & Service
Q&A with Founder
Investor Perks
Market Landscape
Data Room
SeedInvest
Overview
Team Story
Term Sheet
Financial Discussion

SHARE



Team Story

When Henry Wong approached Andy with the idea for a parking sensor, they knew that the automotive Internet of Things (IoT) industry had yet to take off and the timing was perfect. The team went on to present and win first place at Startup Weekend. They then began to do research around parking sensors to see if the technology already existed. The team found some shocking statistics. They knew that parking sensors were highly sought after by consumers but what they didn't know was the scale of problems caused by not having one. Furthermore, they realized the entire $40B aftermarket accessories industry was under-serving the market with products that were overly expensive or had poor overall user experiences. Andy himself realized the last time he had bought an aftermarket accessory that required wiring the accessory sat on the shelf and was never used because it required hours of installation, wiring, or even having to call a professional "car guy" in to help.

Andy Karuza formed a team which included Dan Luong and Mohammad to help develop the first working prototype. Andy enlisted the help of several consultants and team members to fill the necessary talent gaps to finish the product and turn a hobby into an actual business. Andy Karuza was so confident in the business that he dropped everything to move to San Francisco to attend the Wearable IoT World Accelerator. Since then, Andy and the team have been on the road promoting the product and ramping up production.

Meet the Founders



Andy Karuza
CEO

Highlights   Overview

Product & Service   Team Story

Q&A with Founder   Term Sheet

Andy Karuza is the founder of FenSens and brandbuddee, a true entrepreneur with a current emphasis in technical product development and marketing. Andy is an avid traveler, adventurer, and innovation expert. Andy is a leader in the online and social media marketing community with experience launching startups and helping Fortune 500 companies achieve success.

Investor Perks   Financial Discussion

Market Landscape

Data Room   Notable Advisors & Investors

✉ SeedInvest

Kyle Ellicott
Advisor, Kyle is the COO of ReadWrite Labs, one of the world's largest IoT accelerators.



Q&A with the Founder

Q: To date, you have generated revenue from pre-order bookings. Can you tell me about that – is that all Indiegogo? How much did you get from Indiegogo? Have you shipped?
FenSens, Inc.: August – November is where we saw the registered Indiegogo campaign. We ran an extended campaign in August so we saw a big spike. This Month (January), we're going to see ~$7K in ~$10k in sales. Without any marketing, we're still seeing the sales trickle in. We have May listed as the ship date – but we'll probably ship in April or March.

Q: I'm seeing a negative number for R&D in November, can you clarify?
FenSens, Inc.: For correct accounting for a grant – grants are netted out of expenses and so the $70k from Aero electronics is being backed out of R&D in the month of November. R&D – some of that is being baked into COGS – So the $70k will eventually be recognized in COGS. It's not equity, it's not debt – so you need to back it out of expenses.

Q: What are Indiegogo vs. website sales?
FenSens, Inc.: Everything we are currently selling is being sold through Indiegogo. All of the sales are being done through Indiegogo.

Q: I am not seeing cost to manufacture in the financial model, can you clarify
FenSens, Inc.: Because it's done on a cash basis and we don't have any costs to manufacture as of yet – COGS are not reflected. When those units are purchased and delivered – we'll probably back those in and do accrual basis accounting. Based on our estimates, tThe costs to manufacture will drop to around $31 at scale. We're looking at around $10-12/unit for fulfillment including shipping and taxes, etc. We're looking at around $45/unit max for COGS delivered, which is a bit under 70% GM delivered.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

SHARE



A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $350,000	US $350,000
Offering cap	N/A	US $350,000
Minimum investment	$20,000	US $500
Target minimum	US $350,000	US $100,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $2,000,000	US $2,000,000
Interest rate	4.0%	4.0%

Investor Perks

1. Invest $2,000 and get 30% off all FenSens products for life.
2. Invest $5,000 and get free product for life (Limit one unit per unique product)
3. Invest $25,000 and get free product for life and an invite to our exclusive launch party in Seattle
4. Invest $100,000 and get a board seat (Limit one board seat for this round)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
SeedInvest

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

We began operations in October 2016. To date, we have not generated any revenues.

Based on our cash flow projection, we foresee a future need for financing. We anticipate that this round together with the proceeds from our concurrent Rule 506(c) offering should get us through the next 16 months. In late 2017, we intend to attempt a raise of approximately $1,000,000 in seed financing to finance international expansion and new product development. If working capital money is needed to fund inventory, we plan to use several bridge loan and investment groups willing to float any large orders received so we can pay for the manufacturing, receive the money, then pay the lender back. We do not have a bank line of credit currently, but will apply for a working capital loan if needed.

Results of Operations

As of the July 6, 2016, the company's inception, we have not generated any revenues. We currently have $110,000 in pre-order sales and received a grant in the amount of $75,000 from Arrow Electronics. Consumers have indicated interest from more than 50 countries but we have not yet monetized such interest.

We have established the following milestones in our plan of operations:

- If we raise the minimum amount set out in "Use of Proceeds," we will invest in our next two products: the completion of the European license plate and a camera version for the product. That would enable us to effectively sell in upwards of 70 countries. We would also have the next version of our product on the way with the opportunity to upsell existing customers to a new model around Christmas time of this year. Other future products include a smart device that competes with Lo-Jack and an Amazon Dash-like button for the car.
- We have a list of interested retailers and several agreement negotiations are in process that we would try to complete during the time of production. This would allow us to go into big box retail by early summer when we plan to ship the first round of products, receive feedback, and make any necessary software adjustments. Our first order from a well-known consumer electronics retailer is estimated to be $160,000. We have budgeted about $20,000 for our go-to-market budget to get started with a small rollout in big box retail.
- We plan to file a PCT in the month of April to get patent protection in China, Europe, and Canada. We have one utility patent that has been confirmed by the USPTO to be accepted for fast track review.
- Assuming we raise $350,000 in this offering, we anticipate a larger retail rollout, especially in Europe. We have a large list of retailers and distributors that we anticipate would like to work with us in most countries of Europe. We would start with one to test the rollout, then expand from there. More money would be invested into IP to protect future product concepts in the connected car space and increase the value and defensibility of our company.

Liquidity and Capital Resources; Future Trends

Our cash on hand is currently about $110,000.

Our monthly burn rate is currently about $3,500, not including anticipated pre-delivery production costs, which will amount to approximately $20,000 total. We anticipate that the burn rate will increase roughly $15,000 per month due to marketing, operational costs, salaries for Anton Gubarenko and Andy Karuza, and further IP and product development.

No significant assets will be purchased with proceeds from this offering. We will keep operating out of relatively modest co-working office for $800 per month throughout the year. We intend to spend the money on product development and marketing rather than top of the line office space.

Indebtedness

We do not have any outstanding loans.

Recent Offerings of Securities

We have not made any offerings of securities to date.

Valuation

We have not undertaken a valuation of the company.

SHARE

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape



Accessories sales represent a $40B market. Although nine out of ten customers purchase accessories for their vehicles many of them are prohibitively expensive. For instance, parking sensors and installation can easily cost $1K to $3K after professional installation, thus making the technology largely inaccessible for the average used car owner.

We plan on disrupting this industry with smart-enabled accessories that require no professional installation and are available at a fraction of the cost of other accessories due to a superior smart, hassle-free, and wireless experience.

Accessories sales represent a $40B market. Nine out of ten customers purchase accessories with 60% spending more than $1,500. And while most would prefer to buy at the dealership less than 5% actually do. We believe FenSens is such an easy upgrade. It can be done while the papers are being signed, unlike most other aftermarket accessories which require installation.

Based on our research, aftermarket cameras cost anywhere from $30 to $200+ for a wired setup and LCD monitor included. Installation can cost anywhere from $450 on the very cheap end and, over $1,000 if you go to an aftermarket installer, or $2K to $3K from the dealership. Geek Squad is the cheapest at $99 for install only but typically requires you to take your car in. Installation takes at least three hours for the average person if they know what they're doing. Furthermore, most of the places that sell aftermarket cameras do not do the install (e.g. Amazon, AutoZone, etc.). People have to search for and hire a professional. Buying a product you can't do anything with unless you have professional help is the big barrier for people buying this technology.

We plan on disrupting this industry with smart-enabled accessories that require no professional installation and are available at a fraction of the cost of other accessories due to a superior smart, hassle-free, and wireless experience.

More on the market can be seen here: http://www.reyrey.com/collateral/flyers/AoA_Trend_Report.pdf

**Disclaimer: This figure represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Risks and Disclosures

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time; notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below the $2 million valuation cap, so you should not view the $2 million as being an indication of the company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights. Furthermore, the company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favourable than the Crowd Note.

This is an early stage company. It has no history, no clients, and no revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price their product right and sell it to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

We have a small management team. We depend on the skills and experience of a small management team. If the company is not able to call upon any of these people for any reason, it could be harmed. Our efforts to effectively expand our management team may be thwarted if we don't raise enough money.

We will need more people to join our company. We will need additional employees, mostly engineering and technology and marketing personnel. There are no guarantees that we will find the right type of sales and marketing personnel who will be able to convince enough consumers to purchase our products. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

The company will need more money. The company might not sell enough Crowd Notes both in the Regulation CF offering and our concurrent Rule 506(c) offering to meet its operating needs and fulfil its plans. Even if it sells all the Crowd Notes it is offering now, it will probably need to raise more funds in the future, and if it can't get them, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

SHARE

We are likely to operate at a loss for some time. Since our inception, our activities have consisted of formation activities and preparations to raise capital. Once we commence our principal operations, we will incur significant additional expenses. We are dependent upon additional capital resources and are subject to significant risks and uncertainties; including failing to secure funding to implement planned operations or failing to profitably operate the business. We anticipate that we will initially sustain operating losses. Our ability to become profitable depends on success in selling enough of the FenSens Wireless Parking Sensor and mobile app. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in developing offering new products, which may impact whether we are successful. There can be no assurance that we will ever become profitable. If we sustain losses over an extended period of time, we may be unable to continue in business.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business. We do not currently hold any patents. We have three provisional patents and one utility patent and are in the process of filing patent applications for future products. There is no guarantee that we will be able to obtain patent protection, which would significantly decrease the value of our products. It may also lead to unauthorized use or copying of our technology. Companies in China and elsewhere may try to replicate a cheaper version of our product. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Issues with our manufacturing partners could slow down production. We have several manufacturing alternatives, however, an issue that develops with our current manufacturing partner would slow production down for several months while we start over with a new vendor. We cannot ensure that our manufacturing partner will not face unexpected challenges and cause us to delay production.

The company will depend on revenue from the sale of FenSens Smart Wireless Parking Sensor. This is our only product today. The company will only succeed (and you will only make money) if there is sufficient demand for our wireless parking sensor, people think it's better than any competition's products, and the company has priced it at a level that allows the company to make a profit and still attract business.

Uncertainty with respect to US trade policy may reduce our manufacturing choices and add to our expenses. We are currently planning to have our manufacturing center in China. The current US President has indicated a desire to re-negotiate trade deals and potentially imposing tariffs on foreign countries, including China. We may incur additional expenses if we are forced to base our manufacturing in the United States.

The trends we are anticipating in the automotive industry may not develop as we hope. By 2018 all new vehicles in the US will be required to have a backup camera. We expect this to help us sell more of our products, as the importance of backup safety technology becomes widely known. However, FenSens technology will be one of many options available to the public. There is no guarantee that most people will choose our products over our competition. Additionally, our business may be affected if US regulations are challenged or rolled back.

Unauthorized access to our technology and software will expose the company to litigation, reputational, and financial risk. Our components are highly accessible and our product is relatively simple to produce, but our unique value is in our software. We have product insurance, but currently no insurance for cyber attacks. A cyber attack or hack could cause disruption to the functioning and safety of our product. We have a security consultant who will be doing a full assessment for our product before launching in the market. We will work to fill any potential holes in our systems. There is no guarantee that we will be able to do so in a timely manner.

We have a number of competitors more established than we are. There are other companies providing products similar to ours. One of our competitors offers an app-controlled product similar to ours and we have several competitors in the backup camera and sensor space. Some of these companies are large established companies with resources far superior to ours. Accordingly, they may be able to develop products better than ours and may succeed in convincing clients to purchase them faster.

Our financial review includes a "going concern" note. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time; notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below the $2 million valuation cap, so you should not view the $2 million as being an indication of the company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

This is an early stage company. It has no history, no clients, and no revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price their product right and sell it to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

We have a small management team. We depend on the skills and experience of a small management team. If the company is not able to call upon any of these people for any reason, it could be harmed. Our efforts to effectively expand our management team may be thwarted if we don't raise enough money.

We will need more people to join our company. We will need additional employees, mostly engineering and technology and marketing personnel. There are no guarantees that we will find the right type of sales and marketing personnel who will be able to convince enough consumers to purchase our products. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

The company will need more money. The company might not sell enough Crowd Notes both in the Regulation CF offering and our concurrent Rule 506(c) offering to meet its operating needs and fulfil its plans. Even if it sells all the Crowd Notes it is offering now, it will probably need to raise more funds in the future, and if it can't get them, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
SeedInvest

We are likely to operate at a loss for some time. Since our inception, our activities have consisted of formation activities and preparations to raise capital. Once we commence our principal operations, we will incur significant additional expenses. We are dependent upon additional capital resources and are subject to significant risks and uncertainties; including failing to secure funding to implement planned operations or failing to profitably operate the business. We anticipate that we will initially sustain operating losses. Our ability to become profitable depends on success in selling enough of the FenSens Wireless Parking Sensor and mobile app. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in developing offering new products, which may impact whether we are successful. There can be no assurance that we will ever become profitable. If we sustain losses over an extended period of time, we may be unable to continue in business.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business. We do not currently hold any patents. We have three provisional patents and one utility patent and are in the process of filing patent applications for future products. There is no guarantee that we will be able to obtain patent protection, which would significantly decrease the value of our products. It may also lead to unauthorized use or copying of our technology. Companies in China and elsewhere may try to replicate a cheaper version of our product. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Issues with our manufacturing partners could slow down production. We have several manufacturing alternatives, however, an issue that develops with our current manufacturing partner would slow production down for several months while we start over with a new vendor. We cannot ensure that our manufacturing partner will not face unexpected challenges and cause us to delay production.

The company will depend on revenue from the sale of FenSens Smart Wireless Parking Sensor. This is our only product today. The company will only succeed (and you will only make money) if there is sufficient demand for our wireless parking sensor, people think it's better than any competition's products, and the company has priced it at a level that allows the company to make a profit and still attract business.

Uncertainty with respect to US trade policy may reduce our manufacturing choices and add to our expenses. We are currently planning to have our manufacturing center in China. The current US President has indicated a desire to re-negotiate trade deals and potentially imposing tariffs on foreign countries, including China. We may incur additional expenses if we are forced to base our manufacturing in the United States.

The trends we are anticipating in the automotive industry may not develop as we hope. By 2018 all new vehicles in the US will be required to have a backup camera. We expect this to help us sell more of our products, as the importance of backup safety technology becomes widely known. However, FenSens technology will be one of many options available to the public. There is no guarantee that most people will choose our products over our competition. Additionally, our business may be affected if US regulations are challenged or rolled back.

Unauthorized access to our technology and software will expose the company to litigation, reputational, and financial risk. Our components are highly accessible and our product is relatively simple to produce, but our unique value is in our software. We have product insurance, but currently no insurance for cyber attacks. A cyber attack or hack could cause disruption to the functioning and safety of our product. We have a security consultant who will be doing a full assessment for our product before launching in the market. We will work to fill any potential holes in our systems. There is no guarantee that we will be able to do so in a timely manner.

We have a number of competitors more established than we are. There are other companies providing products similar to ours. One of our competitors offers an app-controlled product similar to ours and we have several competitors in the backup camera and sensor space. Some of these companies are large established companies with resources far superior to ours. Accordingly, they may be able to develop products better than ours and may succeed in convincing clients to purchase them faster.

Our financial review includes a "going concern" note. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

SHARE

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME
> 📁 Pitch Deck and Overview (1 file)
> 📁 Product or Service (1 file)
> 📁 Financials (2 files)
> 📁 Fundraising Round (3 files)
> 📁 Investor Agreements (1 file)
> 📁 Miscellaneous (1 file)